Exhibit 99.7

Pentwater Condemns Rio Tinto’s Unethical Termination of Turquoise Hill CEO

March 05, 2021 08:00 AM Central Standard Time

NAPLES, Fla.--(BUSINESS WIRE)--Pentwater Capital Management LP ("Pentwater"), the largest minority shareholder of Turquoise Hill Resources Ltd. ("Turquoise Hill" or the "Company") (TSX:TRQ) (NYSE:TRQ), believes that the Boards of Rio Tinto and Turquoise Hill have breached their fiduciary obligations. To quote Canaccord Genuity in a note published yesterday morning:

Goodbye, good governance – we hardly knew ye! Mr. Quellmann was the first CEO in our long history with TRQ [Turquoise Hill] that we believed actually pushed back on Rio and stood up for decisions that were in the best interests of all shareholders.

Yesterday, it was announced that Rio Tinto told the Board of Directors of Turquoise Hill to terminate Turquoise Hill’s CEO Ulf Quellmann, because he had taken some actions to protect minority shareholder interests from the unethical practices of Rio Tinto. The Board of Turquoise Hill then bent to the will of Rio Tinto and told Mr. Quellmann that he could be fired or agree to resign and take hush money paid by Turquoise Hill.

Pentwater’s CEO Matthew Halbower stated, “In over 20 years of investing in companies around the globe, I have never seen poorer corporate governance than has been exhibited by Rio Tinto and Turquoise Hill. Mr. Quellmann’s brazen termination serves as just more proof of what was already clear to all: Rio Tinto has no respect or regard for good corporate governance or the minority shareholders of Turquoise Hill. The Turquoise Hill Board should be ashamed of itself for serving as Rio Tinto shills and equally ashamed of itself for taking much needed cash from Turquoise Hill to buy Mr. Quellmann’s silence.”

In recent months, in response to a proxy contest waged by Pentwater Capital and a class action lawsuit against Mr. Quellmann, Turquoise Hill and Rio Tinto, among others, Mr. Quellmann finally started pushing back against Rio Tinto. Turquoise Hill took Rio Tinto to formal arbitration. Turquoise Hill voted with the government of Mongolia to begin a formal investigation into Rio Tinto. Turquoise Hill even filed for a temporary injunction with the arbitrator and was granted it when Rio attempted to prevent Turquoise Hill from communicating with the government of Mongolia. Obviously, having a Turquoise Hill CEO take any action to stand up to Rio Tinto was too much for Rio to bear.

The board of directors of Turquoise Hill should be ashamed of themselves for having no backbone in supporting their CEO against the recriminations of their Rio Tinto overlord. Pentwater reminds the board of its obligation to protect minority shareholders and that the directors will be held accountable for their continued refusal to do so.

Contacts
David Zirin- Chief Operating Officer
Pentwater Capital Management
312-589-6401